EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Fourth Quarter of 2021 and Declares a Quarterly Cash Dividend
MONACO - February 23, 2022 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended December 31, 2021.
The Company also announced that on February 23, 2022 its Board of Directors declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
The Company’s results for the three and twelve months ended December 31, 2021 include the impact of Seajacks International Limited’s (“Seajacks”) earnings during the period from August 12, 2021 (the date the acquisition was completed) through December 31, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk sector of the shipping industry in July 2021.
The preliminary allocation of the purchase price used in the financial information is based upon a preliminary valuation. The estimated fair values of certain assets and liabilities have been determined with the assistance of a third-party valuation firm. Our estimates and assumptions are preliminary and accordingly are subject to change upon finalization of the valuation.
Results for the Three and Twelve Months Ended December 31, 2021 and 2020
•For the fourth quarter of 2021, the Company’s GAAP net loss was $28.3 million, or $1.00 per diluted share, including
◦a loss of approximately $12.3 million and cash dividend income of $0.2 million, or $0.43 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and
◦approximately $1.5 million, or $0.05 per diluted share, in acquisition integration costs of Seajacks.
•Total revenues for the fourth quarter of 2021 were $16.5 million, compared to $50.1 million for the same period in 2020. Fourth quarter 2021 revenues consisted of revenues generated by the Seajacks Scylla’s transportation and installation services for an offshore wind farm project in China, the Seajacks Hydra’s maintenance on an offshore gas production platform in the Southern North Sea and consultancy revenue.

•For the fourth quarter of 2020, the Company’s GAAP net loss was $465.6 million, or $40.90 per diluted share including a write-down of assets of approximately $458.8 million, or $40.30 per diluted share, related to the Company’s previously announced plan to exit the dry bulk sector of the shipping industry; the write-off of $2.7 million, or $0.24 per diluted share, of deferred financing costs on repaid credit facilities related to vessels that have been sold; and a non-cash gain of approximately $0.3 million and cash dividend income of $0.2 million, or $0.04 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fourth quarter of 2021 was a loss of $24.3 million and EBITDA for the fourth quarter of 2020 was a loss of $445.1 million (see Non-GAAP Financial Measures below).
•For the fourth quarter of 2021, the Company’s adjusted net loss was $26.7 million, or $0.94 adjusted per diluted share, which excludes certain costs relating to the acquisition of Seajacks. For the fourth quarter of 2020, the Company’s adjusted net loss was $4.1 million, or $0.36 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $458.8 million related to the Company’s previously announced plan to exit the dry bulk sector of the shipping industry and the write-off of $2.7 million of deferred financing costs on repaid credit facilities related to vessels that have been sold.
•Adjusted EBITDA for the fourth quarter of 2021 was a loss of $22.8 million and adjusted EBITDA for the fourth quarter of 2020 was $13.7 million (see Non-GAAP Financial Measures below).
•For 2021, the Company’s GAAP net income was $26.1 million, or $1.60 per diluted share, including:

◦a gain on bargain purchase of Seajacks of $57.4 million, or $3.53 per diluted share;
◦transaction costs of approximately $49.6 million, or $3.04 per diluted share related to the acquisition of Seajacks;
◦a gain on vessels sold of approximately $22.7 million, or $1.40 per diluted share;
◦the write-off of $7.2 million, or $0.44 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and
◦a gain of approximately $3.5 million and cash dividend income of $0.9 million, or $0.27 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•For 2020, the Company’s GAAP net loss was $672.0 million, or $70.85 per diluted share, including a write-down on assets sold and classified as held for sale of approximately $495.4 million, or $52.24 per diluted share; a loss of approximately $106.5 million and cash dividend income of $1.1 million, or $11.11 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and a write-off of approximately $3.1 million, or $0.33 per diluted share, of deferred financing costs on the credit facilities related to repaid debt on vessels that have been sold.
•Total revenues for 2021 and 2020 were $139.2 million and $163.7 million, respectively. For 2021 and 2020, EBITDA was $59.2 million and a loss of $579.7 million, respectively (see Non-GAAP Financial Measures below).
•For 2021, the Company’s adjusted net income was $2.7 million, or $0.15 adjusted per diluted share, which excludes the impact of a gain on bargain purchase of Seajacks of $57.4 million, transaction costs of approximately $49.6 million related to the acquisition of Seajacks, a gain on vessels sold of approximately $22.7 million which is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (NASDAQ: SBLK) (“Star Bulk”) and Eagle Bulk Shipping Inc. (NASDAQ: EGLE) (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle and the write-off of deferred financing costs on the related credit facilities of $7.2 million. Adjusted EBITDA for 2021 was $22.7 million (see Non-GAAP Financial Measures below).
•For 2020, the Company’s adjusted net loss was $173.5 million, or $18.28 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $495.4 million and the write-off of deferred financing costs on credit facilities related to sold vessels of approximately $3.1 million. Adjusted EBITDA for the twelve months of 2020 was a loss of $84.3 million (see Non-GAAP Financial Measures below).
Liquidity
As of February 18, 2022, the Company had approximately $52.1 million in cash. The Company also continues to hold approximately 2.16 million common shares of Scorpio Tankers Inc. (NYSE: STNG).
Contracts Awarded
In February 2022, Seajacks UK Limited, a wholly-owned subsidiary of the Company, signed:
•four contracts with customers in NW Europe for between 189 to 240 days, in aggregate, of employment for its NG2500-class vessels that together are expected to generate between approximately $11.6 million to $14.3 million of revenue in 2022; and
•a contract in NW Europe for between 87 to 113 days of employment for one of its NG2500-class vessels that will generate between approximately $4.8 million to $6.2 million of revenue in 2022.
In December 2021, Seajacks UK Limited signed a contract with Van Oord for the employment of Seajacks Scylla in Europe in 2023. The firm charter duration of the contract will generate approximately $60.0 million of revenue in 2023.
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $33.0 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q1 2022 (2)	$—	$16,220
Q2 2022	—	16,220
Q3 2022	—	—
Q4 2022	33,036	—
Q1 2023	—	—
Q2 2023	—	—
Q3 2023	33,036	32,441
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	198,217	32,441
Q4 2024	—	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$297,325	$324,407
(1) These are estimates only and are subject to change as construction progresses.
(2) Relates to payments expected to be made from February 24, 2022 to March 31, 2022.

On February 1, 2022, the Company announced that it discontinued discussions with a shipyard in the United States to build a Jones Act-compliant WTIV.
Debt Overview
The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of December 31, 2021 and February 18, 2022, are as follows (dollars in thousands):

	As of December 31, 2021	As of February 18, 2022
Credit Facility	Amount Outstanding
$60.0 Million ING Revolving Credit Facility (1)	$—	$—
$87.7 Million Subordinated Debt	87,650	—
$70.7 Million Redeemable Notes	53,015	53,015
Total	$140,665	$53,015
(1) ING issued a performance bond guarantee of approximately $7.1 million as of February 18, 2022, therefore reducing the amount available under the credit facility to $52.9 million.

In December 2021, the Company repaid $17.7 million of the Redeemable Notes due March 2022, and in February 2022, the Company repaid $87.7 million of 8% subordinated debt due September 2022. These two repayments of debt, which were assumed or issued as part of the Company’s acquisition of Atlantis Investorco Limited (the parent of Seajacks) in August 2021, amount to $105.4 million in aggregate.
In February 2022, the Company has received commitments from DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).

The Credit Facility, which was over-subscribed, bears interest at the applicable benchmark plus 3.05%-3.15%, and may be partially drawn in Euros. It is subject to customary conditions precedent and the execution of definitive documentation and is expected to close within the second quarter of 2022.

Quarterly Cash Dividend

In the fourth quarter of 2021, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On February 23, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 15, 2022, to all shareholders of record as of March 7, 2022. As of February 18, 2022, 39,741,204 common shares were outstanding.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Revenue:
Revenue	$16,516	$50,052	$139,229	$163,732
Operating expenses:
Voyage expenses	(332)	5,491	13,723	10,009
Vessel operating and project costs	15,087	21,383	52,505	92,806
Charterhire expense	121	5,559	34,001	21,107
Vessel depreciation	6,641	9,256	10,804	48,369
General and administrative expenses	16,765	6,081	83,954	25,671
Loss / write-down on assets sold or held for sale	82	458,806	(22,732)	495,413
Total operating expenses	38,364	506,576	172,255	693,375
Operating loss	(21,848)	(456,524)	(33,026)	(529,643)
Other (expense) income:
Interest income	29	20	87	210
Gain on bargain purchase of Seajacks	—	—	57,436	—
(Loss) income from equity investments	(12,133)	474	9,735	(105,384)
Income on derivative financial instruments	114	—	—	—
Foreign exchange income (loss)	1,648	(105)	2,090	(348)
Financial expense, net	(1,928)	(9,466)	(16,360)	(36,818)
Total other (expense) income	(12,270)	(9,077)	52,988	(142,340)
(Loss) income before income tax provision	(34,118)	(465,601)	19,962	(671,983)
Income tax (benefit) provision	(5,837)	—	(6,117)	—
Net (loss) income	$(28,281)	$(465,601)	$26,079	$(671,983)

(Loss) earnings per share:
Basic	$(1.00)	$(40.90)	$1.62	$(70.85)
Diluted	$(1.00)	$(40.90)	$1.60	$(70.85)

Basic weighted average number of common shares outstanding	28,214	11,385	16,096	9,484
Diluted weighted average number of common shares outstanding	28,214	11,385	16,279	9,484

Comprehensive income:
Net (loss) income	(28,281)	(465,601)	26,079	(671,983)
Other comprehensive income:
Revaluation of derivative financial instruments, net of tax	394	—	323	—
Comprehensive (loss) income	$(27,887)	$(465,601)	$26,402	$(671,983)

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$153,977	$84,002
Accounts receivable	25,420	21,086
Prepaid expenses and other current assets	5,846	16,515
Contract fulfillment costs	3,835	—
Total current assets	189,078	121,603
Non-current assets
Vessels, net	522,205	—
Vessels under construction	36,054	—
Assets held for sale	—	708,097
Equity investments	27,607	24,116
Intangible assets	4,518	—
Deferred tax asset	30,317	—
Deferred financing costs, net	—	1,143
Other assets	4,549	13,236
Total non-current assets	625,250	746,592
Total assets	$814,328	$868,195

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$87,650	$13,226
Capital lease obligations	—	32,677
Contract liabilities	12,275	—
Corporate income tax payable	4,058	—
Accounts payable and accrued expenses	28,744	41,113
Total current liabilities	132,727	87,016
Non-current liabilities
Bank loans, net	—	157,511
Capital lease obligations	—	351,070
Redeemable notes	53,015	—
Other liabilities	2,389	—
Total non-current liabilities	55,404	508,581
Total liabilities	188,131	595,597
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares and 31,875,000 shares as of December 31, 2021 and 2020, respectively; outstanding 39,741,204 shares and 11,310,073 as of December 31, 2021 and 2020, respectively	1,124	859
Paid-in capital	2,057,668	1,803,431
Common shares held in treasury, at cost; 35,869 shares and 1,934,092 shares at December 31, 2021 and December 31, 2020, respectively	(717)	(73,444)
Accumulated deficit	(1,432,168)	(1,458,248)
Other comprehensive income	290	—

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

Total shareholders’ equity	626,197	272,598
Total liabilities and shareholders’ equity	$814,328	$868,195

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Twelve Months Ended December 31,
	2021	2020
Operating activities
Net income (loss)	$26,079	$(671,983)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	12,159	7,317
Gain on bargain purchase of Seajacks	(57,436)	—
Vessel depreciation	10,804	48,369
Amortization of deferred financing costs	658	3,667
Write-off of deferred financing costs	7,196	3,088
(Gain) loss / write-down on assets held for sale	(19,598)	428,833
Net unrealized (gains) losses on investments	(9,651)	106,471
Dividend income on equity investment	(862)	(1,087)
Drydocking expenditure	(3,443)	(22,597)
Deferred tax asset	(6,066)	—
Gain (loss) on derivatives	290	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	63,283	(7,877)
Decrease in prepaid expenses and other assets	27,233	37,872
(Decrease) increase in accounts payable and accrued expenses	(42,039)	29,093
Decrease in taxes payable	(366)	—
Net cash provided by (used in) operating activities	8,241	(38,834)
Investing activities
Sale of equity investment	64,155	42,711
Cash acquired in Seajacks acquisition	25,719	—
Dividend income on equity investment	862	1,087
Proceeds from sale of assets held for sale	496,107	194,066
Payments on vessels under construction / scrubber payments	(36,464)	(42,359)
Net cash provided by investing activities	550,379	195,505
Financing activities
Proceeds from issuance of common stock	165,896	82,254
Proceeds from issuance of long-term debt	—	186,671
Repayments of long-term debt	(651,422)	(364,165)
Common shares repurchased	(1,407)	(16,724)
Dividends paid	(1,712)	(3,235)
Net cash used in financing activities	(488,645)	(115,199)
Increase (decrease) in cash and cash equivalents	69,975	41,472
Cash and cash equivalents, beginning of period	84,002	42,530
Cash and cash equivalents, end of period	$153,977	$84,002

Conference Call on Results:

A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Standard Time / 3:00 PM Central European Time on February 23, 2022. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 1680705. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/t29yuspp

About Eneti Inc.

Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, and adjusted EBITDA are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA.
EBITDA (unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
In thousands	2021	2020	2021	2020
Net (loss) income from continuing operations	(28,281)	(465,601)	$26,079	$(671,983)
Add Back:
Net interest expense	1,899	5,937	8,425	29,853
Depreciation and amortization (1)	7,904	14,529	30,812	62,441
Income tax (benefit) expense	(5,837)	—	(6,117)	—
EBITDA	$(24,315)	(445,135)	$59,199	$(579,689)
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (loss) (unaudited)

	Three Months Ended December 31,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net loss from continuing operations	$(28,281)	$(1.00)	$(465,601)	$(40.90)
Adjustments:
Acquisition integration costs	1,461	0.05	—	—
(Gain) loss / write-down on assets	82	0.01	458,806	40.30
Write-off of deferred financing cost	—	—	2,722	0.24
Total adjustments	$1,543	$0.06	$461,528	$40.54
Adjusted net loss	$(26,738)	$(0.94)	$(4,073)	$(0.36)

	Twelve Months Ended December 31,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net income (loss)	$26,079	$1.60	$(671,983)	$(70.85)
Adjustments:
Gain on bargain purchase of Seajacks	(57,436)	(3.53)	—	—
Transaction / acquisition integration costs	49,564	3.04	—	—
(Gain) loss / write-down on assets	(22,732)	(1.40)	495,413	52.24
Write-off of deferred financing cost	7,196	0.44	3,088	0.33
Total adjustments	$(23,408)	$(1.45)	$498,501	$52.57
Adjusted net income (loss)	$2,671	$0.15	$(173,482)	$(18.28)
Adjusted EBITDA (unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
In thousands	2021	2020	2021	2020
Net loss (income)	$(28,281)	$(465,601)	$26,079	$(671,983)
Impact of adjustments	1,543	461,528	(23,408)	498,501
Adjusted net (loss) income	(26,738)	(4,073)	2,671	(173,482)
Add Back:
Net interest expense	1,899	5,937	8,425	29,853
Depreciation and amortization (1)	7,904	11,807	17,688	59,353
Income tax (benefit) expense	(5,837)	—	(6,117)	—
Adjusted EBITDA	$(22,772)	$13,671	$22,667	$(84,276)
        (1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com